EXHIBIT 11

PEOPLES BANCORP INC. AND SUBSIDIARIES
COMPUTATION OF EARNINGS PER SHARE

(Dollars in thousands, except per share data)	For the Three
	Months Ended
	March 31,
	2007	2006
BASIC EARNINGS PER SHARE
EARNINGS:
Net income	$5,646	$5,931

AVERAGE SHARES OUTSTANDING:
Weighted-average common shares outstanding	10,584,893	10,530,444

BASIC EARNINGS PER SHARE	$0.53	$0.56

DILUTED EARNINGS PER SHARE
EARNINGS:
Net income	$5,646	$5,931

AVERAGE SHARES OUTSTANDING:
Weighted-average common shares outstanding	10,584,893	10,530,444
Net effect of the assumed exercise of stock options based
on the treasury stock method	85,255	124,789
Total weighted-average diluted common shares	10,670,148	10,655,233

DILUTED EARNINGS PER SHARE	$0.53	$0.56